Exhibit 99.1

N E W S R E L E A S E

News Release 2007-10		May 1, 2007

Queenstake Announces Extension of Bridge Loan Facility

DENVER, Colorado – May 1, 2007 - Queenstake Resources Ltd. (“Queenstake”) (TSX: QRL; AMEX: QEE) announces that Auramet Trading LLC (“Auramet”) has agreed to extend the payment date of the secured convertible bridge loan facility of US$8 million from April 30, 2007 to June 29, 2007.

On January 15, 2007, the Company closed a secured convertible bridge loan financing facility (the “Facility”) of $8 million with Auramet.  The Facility has an interest rate of 12.9% per annum and was repayable no later than April 30, 2007 in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of US$0.22 per share.  Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price US$0.22 per share.

Under the revised terms Queenstake will pay Auramet a fee of US$100,000 and, subject to regulatory approval, has agreed to reprice the 10 million warrants to Cdn$0.18 per share and extend the expiry of the warrants to January 16, 2009.

#     #     #

For Queenstake:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com

www.queenstake.com